T3/11

03001988

NITED STATES
D EXCHANGE COMMISSION
ington, D.C. 20549

BB 3/3

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50975

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ODDO SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

399 PARK AVENUE, 32nd FLOOR, 53rd St.
(No. and Street)

NEW YORK (City) NEW YORK (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PETER HALESWORTH 212 872 0229
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING
RECEIVED
MAR 03 2003
WASH. D.C. 155 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 20 2003

OATH OR AFFIRMATION

I, Peter S. Halesworth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oddo Securities Corporation, as of Feb. 24, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President + CEO

Title

WILLIAM MARSHALL
Notary Public, State of New York
No. 01MA6083084
Qualified in New York County
Commission Expires Nov. 12, 2006

Notary Public

SWORN TO BEFORE ME THIS 26th
DAY OF February 2003
STATE OF NEW YORK
)S.S.
COUNTY OF New York

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ODDO Securities Corporation

Statement of Financial Condition
As of December 31, 2002

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Board of Directors and Stockholder of
ODDO Securities Corporation

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of ODDO Securities Corporation (the "Company") at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
February 28, 2003

ODDO Securities Corporation
Statement of Financial Condition
December 31, 2002

Assets

Cash and cash equivalents	$	1,637,631
Due from Parent		153,199
Receivable from customer		380,153
Receivable from clearing broker		53,767
Equipment and leasehold improvements, net of accumulated depreciation and amortization of $60,506		15,212
Deferred tax asset		104,273
Other assets		14,932
Total assets	$	2,359,167

Liabilities and stockholder's equity

Liabilities		
Payable to clearing broker	$	380,153
Accounts payable and accrued expenses		86,802
Accrued bonus		290,000
Taxes payable		204,442
Total liabilities		961,397
Stockholder's equity		
Common stock, no par value		
Authorized 200 shares; issued 1 share		
Additional paid-in capital		1,449,911
Accumulated deficit		(52,141)
Total stockholder's equity		1,397,770
Total liabilities and stockholder's equity	$	2,359,167

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

ODDO Securities Corporation (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission and a member of the National Association for Securities Dealers, Inc. The Company engages primarily in brokerage and investment advisory services with respect to European securities. The Company is a wholly owned subsidiary of ODDO & Cie (the "Parent").

The Company acts as an agent for customers in the purchase and sale primarily of foreign securities. The Company executes and clears all of these trades through the Parent and through Pershing, Inc. These trades are settled on a delivery versus payment basis.

2. Significant Accounting Policies

Cash and cash equivalents consist of cash funds.

The Company records all securities transactions on a trade-date basis. The Parent pays the Company a fee equivalent to the expenses incurred plus a fixed percentage.

Depreciation is provided on a straight-line basis using estimated useful lives of the related assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (SEC Rule 15c3-1), which requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1.

As of December 31, 2002, the Company had net capital of $1,110,154 as compared with the required minimum net capital of $100,000.

The Company operates as an introducing broker by clearing all transactions with and for customers through the Parent and a U.S. introducing broker and claims exemption under section (K)(2)(i) and (K)(2)(ii) of Rule 15c3-3.

4. Income Taxes

The Company's deferred tax asset represents the difference between the accrual and cash basis of reporting and differences between book and tax depreciation.

5. Equipment and leasehold improvements

The Company had the following equipment, leasehold improvements and related accumulated depreciation and amortization at December 31, 2002:

	Historical Cost
Office equipment	$ 40,099
Leasehold improvements	35,619
	75,718
Less: accumulated depreciation and amortization	(60,506)
Net equipment and leasehold improvements	$ 15,212

Depreciation and amortization expense for the year ended December 31, 2002 was $12,502 and $1,461, respectively.

6. Commitments and Contingencies

The Company leases office space and certain equipment under an operating lease expiring on June 30, 2003. Aggregate minimum future annual rental commitments under the lease are $33,756.

7. Financial Instruments with Off-Balance Sheet Risk

The Company is engaged in various brokerage activities whose counterparties are primarily institutions. In the normal course of business, the Company is involved in the execution and settlement of various securities transactions.

The Company clears its customer transactions through a clearing broker (Pershing, Inc) on a "fully disclosed" basis. Pursuant to the terms of the agreement with the clearing broker, the clearing broker may charge the Company for counterparty nonperformance. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2002, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection or perform from the counterparties who do not perform under their contractual obligations.

Receivable from clearing broker represents cash balances on deposit with and commissions receivable from the Company's clearing broker. The Company is subject to credit risk should the clearing broker be unable to repay the balance reflected on the statement of financial condition. The carrying value approximates the fair value as the balance is short-term and interest bearing. The Company monitors the credit standing of the clearing broker.

The Company's cash and cash equivalents are with a bank.

8. Related Party Transactions

The Company is paid a service fee by an affiliate based upon total expenses incurred.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants on Internal Accounting Control Required by SEC Rule 17a-5

To the Board of Directors and
Stockholder of ODDO Securities Corporation:

In planning and performing our audit of the financial statements and supplemental schedules of ODDO Securities Corporation (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

(1) Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

(2) Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

(2) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

(3) Making quarterly securities examinations, counts, verifications, and comparisons and in the recordation of differences required by Rule 17a-13;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility,

estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal controls would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, stockholder, management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2003

Knight Capital Markets LLC

Statement of Financial Condition

December 31, 2002

Knight Capital Markets LLC
Table of Contents
December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Member of
Knight Capital Markets LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Knight Capital Markets LLC at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 3, the Company has adopted the goodwill provisions of Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets."

PricewaterhouseCoopers LLP

January 23, 2003

Knight Capital Markets LLC
Statement of Financial Condition
December 31, 2002

Assets	
Cash and cash equivalents	$ 18,544,805
Securities owned, held at clearing broker, at market value	33,367,085
Receivable from clearing broker	30,099,483
Fixed assets and leasehold improvements, at cost, less accumulated depreciation and amortization of $7,432,308	3,935,360
Goodwill	13,092,501
Investment in NASDAQ	1,534,550
Other assets	4,973,802
Total assets	$ 105,547,586
Liabilities and Member's Equity	
Liabilities	
Securities sold, not yet purchased, at market value	$ 31,870,269
Accrued compensation expense	2,156,811
Accrued execution and clearance fees	1,201,233
Payable to clearing broker	469,701
Accrued payments for order flow	482,246
Payable to affiliates	3,214,725
Accounts payable, accrued expenses and other liabilities	725,761
Total liabilities	40,120,746
Commitments and contingent liabilities (Notes 5 and 10)	
Member's equity	65,426,840
Total member's equity	65,426,840
Total liabilities and member's equity	$ 105,547,586

The accompanying notes are an integral part of this financial statement.

1. Organization and Description of the Business

Knight Capital Markets LLC, (the "Company"), a Delaware limited liability company, operates as a market maker in the over-the-counter market for equity securities that are listed on the New York and American Stock Exchanges ("listed securities"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company's sole member is Knight/Trimark, Inc. whose ultimate parent is Knight Trading Group, Inc. ("KTG").

2. Significant Accounting Policies

Cash equivalents
Cash equivalents represent money market accounts which are payable on demand. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments.

Market making activities
Securities owned and securities sold, not yet purchased, which primarily consist of listed equity securities, are carried at market value and are recorded on a trade date basis. All of the inventory at December 31, 2002 is held at a clearing broker and can be sold or pledged.

Estimated fair value of financial instruments
Management estimates that the aggregate net fair value of financial instruments recognized on the Statement of Financial Condition (including receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

Depreciation and amortization
Fixed assets are being depreciated on a straight-line basis over their estimated useful lives of three to seven years. Leasehold improvements are being amortized on a straight-line basis over the shorter of the life of the applicable office lease or the expected useful life of the assets. The Company capitalizes certain costs associated with the acquisition or development of internal-use software and amortizes the software over its estimated useful life of three years.

Other
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

3. Goodwill

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 142 "Goodwill and Other Intangible Assets." Under SFAS 142, goodwill will no longer be amortized but will be tested at least annually for impairment. The Company adopted SFAS 142 commencing January 1, 2002.

The Company tested for the impairment of goodwill, all of which is attributable to our securities market-making business, and concluded that there was no impairment of goodwill.

4. Fixed Assets and Leasehold Improvements

Fixed assets and leasehold improvements are composed of the following:

Computer hardware and software	$ 6,699,947
Trading system	1,699,757
Leasehold improvements	1,635,874
Equipment	985,916
Furniture and fixtures	346,174
	11,367,668
Less: accumulated depreciation and amortization	7,432,308
	$ 3,935,360

5. Commitments and Contingent Liabilities

The Company leases office space under noncancelable operating leases, which contain certain escalation clauses whereby the rental commitments may be increased if certain conditions are satisfied and specify yearly adjustments to the lease amounts based on annual adjustments according to the Consumer Price Index.

Future minimum rental commitments under office leases are as follows:

Year Ending December 31,	Office Leases
2003	$ 574,066
2004	579,687
2005	491,110
2006	451,085
2007	508,783
Thereafter	1,731,613
	$ 4,336,344

6. Significant Customers

The Company considers significant customers to be customers who account for 10% or more of the total equity shares traded by the Company during the period. For the year ended December 31, 2002, a customer accounted for 13.1% of the Company's order flow, as measured in share volume.

7. Employee Benefit Plans

KTG sponsors a 401(k) Profit Sharing Plan (the "Plan") in which substantially all employees are eligible to participate. Under the terms of the Plan, the Company is required to make contributions to the Plan equal to 100% of the contributions made by each Company participant, up to certain limitations.

Certain employees of the Company participate in KTG's stock option and award plan (the "Stock Plan"), which provides for the issuance of KTG stock-related awards. It is KTG's policy to grant options for the purchase of shares of KTG's Class A Common Stock at not less than market value, which the Stock Plan defines as the average of the high and low sales prices on the date prior to the grant date. Options and awards generally vest over a three or four-year period and expire on the fifth or tenth anniversary of the grant date, pursuant to the terms of the agreements. KTG has the right to fully vest employees in their option grants and awards upon retirement. KTG applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its stock option plans.

8. Related Party Transactions

The Company pays an affiliate a fee based on profits and a percentage of overhead costs to manage certain investments.

Corporate overhead expenses are allocated to the Company by KTG based on direct usage, headcount, or percentage of net capital depending on the source of the expense.

The Company pays an affiliate a fee for certain execution costs.

The Company receives a fee from an affiliate for certain execution costs.

9. Income Taxes

The results of the Company's operations are included in KTG's consolidated U.S. federal income tax returns. The results of the Company's operations are also subject to state taxation in various jurisdictions.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. The Company's deferred tax asset at December 31, 2002 of $2,406,239, which is included within Other Assets on the Company's Statement of Financial Condition, is attributable to differences in the book and tax bases of the Company's Fixed Assets, Goodwill and Other Assets.

10. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

As a market maker of listed securities, substantially all of the Company's listed securities transactions are conducted as principal with broker-dealer counterparties located in the United States. The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis and is therefore exempt from Rule 15c3-3. Accordingly, substantially all of the Company's credit exposures are concentrated with the clearing broker. The clearing broker can rehypothecate the securities held. Additionally, pursuant to the terms and conditions between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. The

Company has the ability to pursue collection from or performance of the counterparty. The Company's policy is to monitor the credit standing of the clearing broker and all counterparties with which it conducts business.

At December 31, 2002, the net receivable for securities transactions that have not reached their contractual settlement date amounted to $9,775,925. Such amount was included in receivable from clearing broker on the Statement of Financial Condition.

Securities sold, not yet purchased, which are valued at market, represent obligations of the Company to purchase such securities at a future date. The Company may incur a loss if the market value of the securities subsequently increases.

11. Net Capital Requirement

As a registered broker-dealer and a NASD member firm, the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $1,000,000 or 6 2/3% of aggregate indebtedness, as defined.

At December 31, 2002, the Company had net capital of $32,483,259 which was $31,483,259 in excess of its required net capital of $1,000,000.